SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                                  FORM 11-K





[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended December 31, 1997

                                  OR

[   ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ......................to ......................

Commission file number 1-4982

    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       PARKER RETIREMENT SAVINGS PLAN

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         PARKER-HANNIFIN CORPORATION
                           6035 PARKLAND BOULEVARD
                         CLEVELAND, OHIO  44124-4141

                        PARKER RETIREMENT SAVINGS PLAN

                         INDEX OF FINANCIAL STATEMENTS









                                                                     PAGE

Independent Auditors' Report                                        1 to 2


Financial Statements:

    Statements of Net Assets Available for Benefits
        at December 31, 1997 and 1996                                  3

    Statements of Changes in Net Assets Available for Benefits
        for the years ended December 31, 1997 and 1996                 3

    Notes to Financial Statements                                   4 to 14

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment
       Purposes for the year ended December 31, 1997               15 to 17

    Item 27d - Schedule of Reportable Transactions for
       the year ended December 31, 1997                               18

                         INDEPENDENT AUDITORS' REPORT



To the Shareholders and Board of Directors of Parker-Hannifin Corporation


We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Parker Retirement Savings Plan as of December 31, 1996, were audited by other auditors whose report dated June 27, 1997, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the December 31, 1997 financial statements referred to above present fairly, in all material respects the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 1997, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material aspects in relation to the basic financial statements taken as a whole.


Ciuni & Panichi Inc.


Cleveland, Ohio
June 18, 1998

                         INDEPENDENT AUDITORS' REPORT



To the Shareholders and
      Board of Directors
Parker-Hannifin Corporation



We have audited the accompanying statement of Net Assets Available for Benefits of the Parker Retirement Savings Plan (the "Plan") as of December 31, 1996, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Parker Retirement Savings Plan as of December 31, 1996, and the changes in net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund information in the Statement of Changes in Net Assets Available for Benefits and Note 11 to the financial statements is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                     Coopers & Lybrand L.L.P.

Cleveland, Ohio
June 27, 1997

                    PARKER RETIREMENT SAVINGS PLAN
            STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                     AT DECEMBER 31, 1997 AND 1996
                            (000's omitted)

                                                 1997        1996
                                            _________   _________
[S]                                         [C]         [C]
ASSETS
Investments at fair value:
Cash and cash equivalents (Notes 1 & 3) $ 10,351 $ 11,803 Parker-Hannifin Corporation common
  shares (Notes 1 & 3)                        475,169     251,393
Investment contracts (Notes 1 & 5)            140,116     148,731
Other investments (Notes 1 & 3)               312,301     229,910
Participant loans                              37,306      29,588
                                            _________   _________
Total investments                             975,243     671,425
                                            _________   _________

Receivables:
Participant contributions                        -             21
Accrued interest and dividends                  1,187       1,031
Other                                              32       1,884
                                            _________   _________
Total assets                                  976,462     674,361
                                            _________   _________

LIABILITIES
Dividends payable to participants (Note 6)      4,220       3,338
Other                                           2,669       1,427
                                            _________   _________
Total liabilities                               6,889       4,765
                                            _________   _________
Net Assets Available for Benefits           $ 969,573   $ 669,596
                                            =========   =========


       STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
                             (000's omitted)

                                                 1997        1996
                                            _________   _________
[S]                                         [C]         [C]
ADDITIONS
Contributions  (Notes 1 & 2):
  Participant payroll deductions            $  51,549   $  54,439
  Employer's contributions                     22,313      19,703
                                            _________   _________
Total contributions                            73,862      74,142

Transfers from other plans (Note 2)               -         1,946
Interest income                                18,155      13,849
Dividend income - net                           1,438       1,271
Net appreciation in the fair
  value of investments  (Notes 1 & 3)         248,406      59,657
                                            _________   _________
Total additions                               341,861     150,865
                                            _________   _________

DEDUCTIONS
Withdrawals and terminations                   40,356      34,478
Interest expense (Note 4)                         -           290
Trustee fees and expenses                       1,528       1,495
                                            _________   _________
Total deductions                               41,884      36,263
                                            _________   _________

Net increase in Assets Available
  for Benefits                                299,977     114,602

Net Assets Available - Beginning of year      669,596     554,994
                                            _________   _________

Net Assets Available - End of year          $ 969,573   $ 669,596
                                            =========   =========


   The accompanying notes are an integral part of the financial statements.

                        NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENT VALUATION

     The investments in Parker-Hannifin Corporation (the Company) common shares, non-convertible corporate bonds, U.S. Government bonds, Key Trust Employee Benefits Value Equity Fund, Key Trust Employee Benefits Fixed Income Fund, AIM Constellation Fund, Capital Guardian International Equity Fund and the Seven Seas S&P 500 Index Fund are valued as of the last reported trade price on the last business day of the period. The Parker Retirement Savings Plan (the Plan) presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses from the sale of investments and the unrealized appreciation (depreciation) on investments held by the Plan.

     Investments in the Key Trust Employee Benefits Money Market Fund are valued at market, which approximates cost. Refer to Note 5 for information relating to the Contract Income Fund.

     Management believes that the Plan's investments are well diversified and do not create a significant concentration of credit risk. Participants assume all risk in connection with any decrease in the market price of any securities in all the Funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance and bank companies, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.

     CONTRIBUTIONS

     Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

     Company contributions are invested solely in the ESOP Fund, which holds Company stock and some cash.

     OTHER

     Purchases and sales of securities are reflected on a trade-date basis.

     Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.

     Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the Funds to which they relate and netted against interest income. All other costs and expenses incurred in administering the Plan, including fees of the Trustee, are paid out of the Plan's assets, unless the Company elects to pay such costs.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Benefits are recorded when paid.


 2.  DESCRIPTION OF PLAN

     GENERAL

     The following description of the Plan provides only general information. Participants should refer to the Plan agreement or summary plan description for a more complete description of the Plan's provisions.

     The Plan is a defined contribution plan covering all regular and part-time non-union employees who have 90 days of service. It is subject to the provisions of the Employee Retirement Income Security Act (ERISA) of 1974, as amended.

     CONTRIBUTIONS AND TRANSFERS

     A participant may elect to contribute, through payroll deductions, not less than 1% nor more than 15% of his total compensation for a Plan year and may change such percentage upon request. The amount which a highly compensated employee may contribute may be limited in order to comply with Internal Revenue Code sections 401(k) and 401(m). A participant may suspend his contributions at any time. Upon enrollment or re-enrollment, each participant stipulates his contributions to be invested in accordance with the following investment options:

     (a) Company Stock Fund - Invested primarily in Common Shares of the Company purchased on the open market. A participant's contribution is limited to 50% invested in this fund.

     (b) Fixed Income Fund - Invested primarily in securities which have a fixed rate of return such as government and high-quality corporate bills, notes, bonds, and other similar investments of issuers other than the Company.

     (c) Equity Fund - Invested primarily in common stock of high-quality medium and large capitalization companies other than the Company.

     (d) Contract Income Fund - Invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. Refer to Note 5 for a further description of this fund.

     (e) Balanced Fund - Invested primarily in bonds, convertible securities, money market investments, and common stocks of high-quality medium and large capitalization companies other than the Company.

     (f) Small Capitalization Fund - Invested primarily in equity securities of small and medium-sized companies that have demonstrated or have the potential for above-average capital growth.

     (g) International Fund - Invested primarily in common stocks, preferred stocks, warrants and rights to subscribe to common stocks on non-U.S. issuers.

     (h) S&P 500 Index Fund - Invested in stocks which comprise the S&P 500 Index, most of which are listed on the New York Stock Exchange.

     TRANSFER OF PROFIT-SHARING ACCOUNT BALANCES

     A participant who has an account attributable to the old Profit-Sharing Plan (replaced by the Retirement Plan) may make an irrevocable election to have his entire account balance transferred to the Plan. The account balance may be transferred upon request.

     TRANSFERS FROM OTHER PLANS

     As a result of an acquisition in 1996, $1,945,530 was transferred into the Plan from the account balances of the Symmetrics Savings Plan.

     TRANSFERS AMONG SAVINGS PLAN FUNDS

     A participant may elect to reallocate at any time his account balances attributable to his contributions invested in any Fund (other than the ESOP Fund) to one or more of the other Funds. A participant age 55 or older, with 10 or more years of participation in the Plan, may transfer a portion of the shares of stock in the ESOP Fund to any of the investment funds within the Plan. Such transfer may be made anytime during the year.

     PARKER-HANNIFIN CORPORATION CONTRIBUTIONS

     The Company makes matching contributions based on the first 5% of a participant's deferred compensation (before-tax) contributions. The Company contributes an amount equal to 100% of the first 3% of the monthly before-tax contributions and an amount equal to 25% of the 4th percent and 5th percent of the contribution. Effective in 1996, the Company eliminated the match on the first 3% of after-tax contributions and matches only the 4th percent and 5th percent at 25%. Company contributions match the before-tax contributions prior to the after-tax contributions. Company contributions are invested solely in the ESOP Fund.

     PARTICIPANT LOANS

     The Plan has a loan provision which allows an active participant to borrow a minimum of $500 and up to a maximum of a) 50% of his account balance or b) $50,000 minus the largest outstanding loan balance he had in the last 12 months, whichever is less. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to ten years for a residential loan. Participant loans are valued at cost, which approximates fair value.

     PLAN PARTICIPANTS

     The number of active participants in each fund at December 31, 1997 and 1996 are as follows:

                                   1997     1996
                                 ______   ______

     ESOP Fund                   17,663   17,170
     Company Stock Fund          12,147   11,541
     Fixed Income Fund            5,863    6,358
     Equity Fund                 12,009   11,189
     Contract Income Fund        10,561   11,756
     Balanced Fund                6,655    6,083
     Small Capitalization Fund    3,923    2,839
     International Fund           3,132    2,239
     S&P 500 Index Fund           4,953    2,655

     The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

     PARTICIPANT ACCOUNTS

     Effective March 1, 1996, the Plan converted to the unit value method for allocating Plan earnings for all funds with the exception of the Company Stock and ESOP Funds which were converted April 1, 1997. The unit values are determined on a daily basis and are presented excluding contributions receivable and benefits payable. The total number of units and unit values as of December 31, 1997 and 1996 by fund are as follows:

                                            1997                             1996
                                ____________________________     ____________________________
                                      Total        Net Asset           Total        Net Asset
     Investment Options         Number of Units   Unit Value     Number of units   Unit Value
     _________________________  _______________   __________     _______________   __________
     ESOP                        21,639,556.79      $16.21              -               -
     Company Stock                7,778,762.78      $16.23              -               -
     Fixed Income Fund            2,629,499.16      $11.34         2,629,706.83      $10.45
     Equity Fund                  9,945,404.96      $15.34        10,160,947.99      $11.90
     Contract Income Fund        13,091,421.82      $11.20        14,801,663.07      $10.52
     Balanced Fund                4,126,273.55      $13.78         3,768,542.95      $11.37
     Small Capitalization Fund      844,330.36      $26.38           611,819.96      $25.26
     International Fund             676,171.69      $19.74           497,833.72      $18.06
     S&P 500 Index Fund           1,926,160.05      $19.66         1,000,933.38      $15.57

 3.  INVESTMENTS

     The Plan investments at December 31, were as follows:

     (000's omitted except on number of shares or units)

                                                     Number of
                                                     Shares or
     1997                                               Units     Fair Value     Cost
     ____                                            ___________   _________   _________
     Cash and cash equivalents
        Employee Benefits Money Market Fund           10,351,068   $  10,351   $  10,351
                                                                   _________   _________

     Common Shares
        Parker Hannifin Corporation - Allocated       10,357,909     475,169     162,976
                                                                   _________   _________

     Investment Contracts - estimated                140,116,435     140,116     140,116
                                                                   _________   _________

     Other Investments
        AIM Constellation Fund                           844,330      22,273      22,281
        Capital Guardian International Equity Fund       676,172      13,348      12,673
        Seven Seas S&P 500 Index Fund                  1,926,160      37,868      32,942
        Employee Benefits Fixed Income Fund              257,380      23,235      20,083
        Employee Benefits Value Equity Fund              451,757     186,358      92,875
        U.S. Government Securities                    13,376,799      13,778      13,640
        Corporate Debt Instruments                    14,901,498      15,441      15,257
                                                                   _________   _________
                                                                     312,301     209,751
                                                                   _________   _________

     Participant Loans - estimated                    37,306,280      37,306      37,306
                                                                   _________   _________

     Total Assets Held for Investment                              $ 975,243   $ 560,500
                                                                   =========   =========

     1996
     ____
     Cash and cash equivalents
        Employee Benefits Money Market Fund           11,803,416   $  11,803   $  11,803
                                                                   _________   _________

     Common Shares
        Parker Hannifin Corporation - Allocated        6,487,567     251,393     128,034
                                                                   _________   _________

     Investment Contracts - estimated                148,730,778     148,731     148,731
                                                                   _________   _________

     Other Investments
        AIM Constellation Fund                           611,820      15,455      15,216
        Capital Guardian International Equity Fund       497,833       8,991       8,382
        Seven Seas S&P 500 Index Fund                  1,000,933      15,585      14,754
        Employee Benefits Fixed Income Fund              169,171      13,956      12,275
        Employee Benefits Value Equity Fund              470,963     150,176      82,635
        U.S. Government Securities                    17,692,244      18,154      18,040
        Corporate Debt Instruments                     7,600,000       7,593       7,590
                                                                   _________   _________
                                                                     229,910     158,892
                                                                   _________   _________

     Participant Loans - estimated                    29,588,434      29,588      29,588
                                                                   _________   _________

     Total Assets Held for Investment                              $ 671,425   $ 477,048
                                                                   =========   =========

     The net realized gain on disposition of investments included in the Plan equity is as follows:

                              1997       1996
                         _________   ________
          Selling price  $ 209,435   $ 72,242
          Cost*            181,395     59,321
                         _________   ________
          Realized gain  $  28,040   $ 12,921
                         =========   ========

     The net unrealized appreciation of investments included in the Plan equity is as follows:

          Balance at December 31, 1995   $ 147,641
          Change for the fiscal period      46,736
                                         _________
          Balance at December 31, 1996     194,377
          Change for the fiscal period     220,366
                                         _________
          Balance at December 31, 1997   $ 414,743
                                         =========

     * Cost of securities sold is determined on an average historical cost basis.

 4.  ESOP FUND NOTES PAYABLE

     During May and June of 1989, the ESOP Fund borrowed $70 million to purchase 3.75 million shares of the Company's common stock on the open market. The loan was guaranteed by the Company. Commencing July 1, 1989 and continuing over the period of the loan, the shares purchased by the ESOP Fund were allocated to participants making contributions to the Plan (see Note 2). The ESOP Fund used Company contributions and cash dividends received on unallocated shares to repay the loan plus interest (8.41% per annum for 1996). Graduated principal payments and related interest were due semiannually, commencing December 31, 1989 and ending on June 30, 1996.


5.  CONTRACT INCOME FUND

     Reported in the aggregate for the Contract Income Fund at December 31:

                                          1997           1996
                                     _____________   _____________
     Contract Value of Assets        $ 146,626,466   $ 155,753,873
     Fair Value of Assets            $ 146,981,405   $ 155,405,312
     Average Yield of Assets              6.39%           6.58%
     Return on assets for the
        12 months ended December 31       6.55%           6.37%
     Duration                         2.49 years       2.13 years

     The above information is provided in compliance with the AICPA Statement of Position 94-4 (SOP 94-4). SOP 94-4 requires that fair value be based upon the standard discounted cash flow methodology as referred to in the Statement of Financial Accounting Standards No. 107. To arrive at the above aggregate fair value, comparable duration Wall Street Journal Guaranteed Investment Contract (GIC) Index rates were used as the discount factor within the discounted cash flow formula. A standard present value calculation has been employed to arrive at a current value for each cash flow within a contract. The sum of the present values for each contract's cash flows is the estimated total fair value for that contract. All of the contract fair values are then added together to arrive at the above aggregate fair value for the portfolio.

     The Contract Income Fund contains a managed synthetic GIC. This is a portfolio of securities owned by the Fund with a benefit-responsive, book-value "wrap" contract associated with the portfolio. The wrap contract assures that book-value, benefit-responsive payments can be made for participant withdrawals. The managed synthetic GIC included in the above amounts at December 31, 1997 and 1996 had a contract value of $48,093,253 and $45,207,576, while the fair value was $49,116,395 and
     $44,960,145, respectively. The crediting rate on the managed synthetic GIC resets at least quarterly and will have an interest rate of no less than 0%.

     At December 31, 1997 and 1996 the Contract Income Fund contained a non-benefit responsive contract. SOP 94-4 recommends that this contract be carried at a fair value. However, the Fund's non-benefit responsive contract was not a large enough representation of the portfolio (1.8% and 1.6% at December 31, 1997 and 1996, respectively) to result in a material impact on the Contract Income Fund. Therefore, this contract has been reported at contract value in the financial statements.

     It is important to note that, in the absence of an actively traded market, discounted cash flows are only an estimate of the contract's economic value. These values are not a useful value for participant statement purposes nor are they representative of the value which may be received from these contracts in either a participant disbursement or an early termination of the contract.

     Certain employer initiated events (e.g., layoffs, bankruptcy, plant closings, plan termination, mergers, early retirement incentives) are not eligible for book value disbursements even from fully benefit responsive contracts. These events may cause liquidation of all or a portion of a contract at a market value adjustment. If the likelihood of such a non-book value withdrawal incident is imminent, it may be necessary to consider a revaluation of those particular Contract Income Fund contracts.

 6.  VESTING, WITHDRAWALS AND DISTRIBUTIONS

     A participant's interest in the Plan attributable to his own contributions and Company contributions is fully vested at all times. A participant may withdraw in cash a portion of his contributions, subject to certain limitations and restrictions.

     After a participant terminates employment for any reason, all amounts are distributable to him or, if he is deceased, to his designated beneficiary. If his interest exceeds $3,500 ($5,000 in 1998), he may defer his distribution up to his attainment of age 70 1/2. Distribution is either in a single payment, quarterly installments or, by purchase of an annuity. Amounts held in the Company Stock Fund and ESOP Fund are distributed in the form of Common Shares or cash, as the participant elects. All other amounts are distributed in the form of cash or annuity.

     Dividends received by the ESOP Fund with respect to allocated Company shares are paid to participants subsequent to the end of each plan year.


 7.  TAX STATUS

     The Internal Revenue Service has determined and informed the Company by letter dated July 24, 1995, that the Plan, and related trust are designed in accordance with applicable sections of the Internal Revenue Code
     (IRC). Since receiving the determination letter the Plan has been amended to provide for various administrative changes including adding additional investment funds and furnishing daily valuations. The Plan administrator and the Plan's tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.

     Contributions matched by the Company and all earnings are not taxable until distributed to the participants. Participants are allowed to make deferred compensation contributions to the Plan in amounts up to 15% of their total compensation but not to exceed $9,500 in 1997 and 1996 (may be adjusted annually for cost-of-living increases). Such contributions are made in accordance with a salary reduction arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended, and are treated for federal income tax purposes as Company contributions. Contributions by highly compensated employees are limited in accordance with section 401(k).


 8.  PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination shall provide that assets held in trust by the Trustee may be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries.
     If the Plan is terminated, the Company contributions credited to each affected participant shall continue to be fully vested.

 9.  RECONCILIATION WITH FORM 5500

     The Department of Labor requires that amounts owed to withdrawing but unpaid former participants be classified as a plan liability on Form 5500, while these amounts are not reported as a liability in the Statements of Net Assets Available for Benefits. As a result, the following reconciliations were prepared:

                                                      1997            1996
                                                 _____________   _____________
     Net assets per Form 5500                    $ 969,417,579   $ 669,509,061

     Distributions payable that are allocated
          but unpaid to former participants            156,485          87,212
                                                 _____________   _____________
     Plan Equity per financial statements        $ 969,574,064   $ 669,596,273
                                                 =============   =============

     Distributions to former participants
           per Form 5500                         $  40,425,753   $  31,947,842

     Distributions payable that are allocated
          but unpaid to former participants           (156,485)        (87,212)

     Prior year distributions payable that
          were paid to former participants in
          the current year                              87,212       2,616,830
                                                 _____________   _____________
     Distributions to former participants
          per financial statements               $  40,356,480   $  34,477,460
                                                 =============   =============


10.  YEAR 2000 CONSIDERATIONS

     The Company is taking actions to assure that its computer systems are capable of processing periods for the year 2000 and beyond. The Company is also determining whether third party service providers have reasonable plans in place to become year 2000 compliant. This project is currently expected to be substantially complete in early 1999 and the Company does not expect this project to have a significant effect on plan operations.


11.  ASSET ALLOCATION

     As described in Note 2, the participants may elect to invest their contributions in eight investment funds and Company contributions are invested in the ESOP Fund. The allocation of assets and liabilities, and the additions and deductions among the investment funds as well as the ESOP and Loan Funds follows on pages 11 through 14.

                                        PARKER RETIREMENT SAVINGS PLAN
                    ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS - INVESTMENT PROGRAMS
                                               DECEMBER 31, 1997
                                                (000's omitted)


                                                     Company     Fixed                 Contract
                                           ESOP       Stock      Income     Equity      Income    Balanced
                                           Fund        Fund       Fund       Fund        Fund       Fund
                                        _________   _________   ________   _________   _________   ________
     ASSETS
     Investments, at fair value:
         Cash and cash equivalents      $   3,416   $     214   $    202   $      42   $   6,477   $    -
         Parker-Hannifin Corporation
             common shares                347,955     127,214        -           -           -          -
         Investment contracts                 -           -          -           -       140,116        -
         Other investments                    -           -       29,219     152,594         -       56,999
         Participant loans                    -           -          -                       -          -
                                        _________   _________   ________   _________   _________   ________
     Total investments                    351,371     127,428     29,421     152,636     146,593     56,999
                                        _________   _________   ________   _________   _________   ________

     Receivables:
         Accrued interest and dividends        20           7        385         -           775        -
         Other                                -           -           32         -           -          -
                                        _________   _________   ________   _________   _________   ________
     Total assets                         351,391     127,435     29,838     152,636     147,368     56,999
                                        _________   _________   ________   _________   _________   ________

     LIABILITIES
     Dividends payable to participants      4,220         -          -           -           -          -
     Other                                    600       1,266         14         -           789        -
                                        _________   _________   ________   _________   _________   ________
     Total liabilities                      4,820       1,266         14         -           789        -
                                        _________   _________   ________   _________   _________   ________

     Net Assets Available for
         Benefits                       $ 346,571   $ 126,169   $ 29,824   $ 152,636   $ 146,579   $ 56,999
                                        =========   =========   ========   =========   =========   ========


(Table continued)

                                          Small
                                        Capitali-    Inter-    S&P 500
                                         zation     national    Index      Loan
                                          Fund        Fund       Fund      Fund        Total
                                        ________   ________   ________   _______   _________
     ASSETS
     Investments, at fair value:
         Cash and cash equivalents      $    -     $    -     $    -     $   -     $  10,351
         Parker-Hannifin Corporation
             common shares                   -          -          -         -       475,169
         Investment contracts                -          -          -         -       140,116
         Other investments                22,273     13,348     37,868       -       312,301
         Participant loans                   -          -          -      37,306      37,306
                                        ________   ________   ________   _______   _________
     Total investments                    22,273     13,348     37,868    37,306     975,243
                                        ________   ________   ________   _______   _________

     Receivables:
         Accrued interest and dividends      -          -          -         -         1,187
         Other                               -          -          -         -            32
                                        ________   ________   ________   _______   _________
     Total assets                         22,273     13,348     37,868    37,306     976,462
                                        ________   ________   ________   _______   _________

     LIABILITIES
     Dividends payable to participants       -          -          -         -         4,220
     Other                                   -          -          -         -         2,669
                                        ________   ________   ________   _______   _________
     Total liabilities                       -          -          -         -         6,889
                                        ________   ________   ________   _______   _________

     Net Assets Available for
         Benefits                       $ 22,273   $ 13,348   $ 37,868   $ 37,306   $ 969,573
                                        ========   ========   ========   ========   =========

                                        PARKER RETIREMENT SAVINGS PLAN
                    ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS - INVESTMENT PROGRAMS
                                              DECEMBER 31, 1996
                                               (000's omitted)

                                                     Company     Fixed                 Contract
                                            ESOP      Stock      Income      Equity     Income      Balanced
                                            Fund       Fund       Fund        Fund       Fund         Fund
                                         _________   ________   ________   _________   _________   ________
      ASSETS
      Investments, at fair value:
          Cash and cash equivalents      $   2,902   $    653   $  1,271   $     -     $   6,977   $    -
          Parker-Hannifin Corporation
              common shares                187,635     63,758        -           -           -          -
          Investment contracts                 -          -          -           -       148,731        -
          Other investments                    -          -       25,747     121,331         -       42,802
          Participant loans                    -          -          -           -           -          -
                                         _________   ________   ________   _________   _________   ________
      Total investments                    190,537     64,411     27,018     121,331     155,708     42,802
                                         _________   ________   ________   _________   _________   ________

      Receivables:
          Participants' contributions          -          -          -            21         -          -
          Accrued interest and dividends        17          2        436         -           548        -
          Other                              1,318        -           28         -           263        136
                                         _________   ________   ________   _________   _________   ________
      Total assets                         191,872     64,413     27,482     121,352     156,519     42,938
                                         _________   ________   ________   _________   _________   ________

      LIABILITIES
      Dividends payable to participants      3,338        -          -           -           -          -
      Other                                    -           35         17         415         627         40
                                         _________   ________   ________   _________   _________   ________
      Total liabilities                      3,338         35         17         415         627         40
                                         _________   ________   ________   _________   _________   ________

      Net Assets Available for
          Benefits                       $ 188,534   $ 64,378   $ 27,465   $ 120,937   $ 155,892   $ 42,898
                                         =========   ========   ========   =========   =========   ========


(Table continued)

                                          Small
                                         Capitali-   Inter-    S&P 500
                                          zation    national    Index      Loan
                                           Fund       Fund      Fund       Fund       Total
                                         ________   _______   ________   ________   _________
      ASSETS
      Investments, at fair value:
          Cash and cash equivalents      $    -     $   -     $    -     $    -     $  11,803
          Parker-Hannifin Corporation
              common shares                   -         -          -          -       251,393
          Investment contracts                -         -          -          -       148,731
          Other investments                15,454     8,991     15,585        -       229,910
          Participant loans                   -         -          -       29,588      29,588
                                         ________   _______   ________   ________   _________
      Total investments                    15,454     8,991     15,585     29,588     671,425
                                         ________   _______   ________   ________   _________

      Receivables:
          Participants' contributions         -         -          -          -            21
          Accrued interest and dividends      -         -           28        -         1,031
          Other                                61        35         43        -         1,884
                                         ________   _______   ________   ________   _________
      Total assets                         15,515     9,026     15,656     29,588     674,361
                                         ________   _______   ________   ________   _________

      LIABILITIES
      Dividends payable to participants       -         -          -          -         3,338
      Other                                   188        14         91        -         1,427
                                         ________   _______   ________   ________   _________
      Total liabilities                       188        14         91        -         4,765
                                         ________   _______   ________   ________   _________

      Net Assets Available for
          Benefits                       $ 15,327   $ 9,012   $ 15,565   $ 29,588   $ 669,596
                                         ========   =======   ========   ========   =========

                                              PARKER RETIREMENT SAVINGS PLAN
                    ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - INVESTMENT PROGRAMS
                                                     DECEMBER 31, 1997
                                                     (000's omitted)

                                                            Company     Fixed                 Contract
                                                  ESOP       Stock      Income     Equity      Income    Balanced
                                                  Fund        Fund       Fund       Fund        Fund       Fund
                                               _________   _________   ________   _________   _________   ________
     ADDITIONS
     Contributions:
         Participant payroll deductions        $     -     $   8,413   $  3,699   $  14,512   $   9,632   $  6,050
         Employer                                 22,313         -          -           -           -          -
                                               _________   _________   ________   _________   _________   ________
     Total contributions                          22,313       8,413      3,699      14,512       9,632      6,050
                                               _________   _________   ________   _________   _________   ________

     Interfund transfers                          (2,092)      6,311     (1,277)    (11,617)    (14,834)     1,266
     Interest income                                 205         137      1,824          62       9,877        -
     Dividend income - net                           -         1,438        -           -           -          -
     Net appreciation in the fair
         value of investments                    147,306      49,467        485      35,310         -        9,590
                                               _________   _________   ________   _________   _________   ________
     Total additions                             167,732      65,766      4,731      38,267       4,675     16,906
                                               _________   _________   ________   _________   _________   ________

     DEDUCTIONS
     Withdrawals and terminations                  9,695       3,975      2,263       5,890      13,613      2,500
     Trustee fees and expenses                       -           -          109         678         375        305
                                               _________   _________   ________   _________   _________   ________
     Total deductions                              9,695       3,975      2,372       6,568      13,988      2,805
                                               _________   _________   ________   _________   _________   ________

     Net increase (decrease) in Assets
       Available for Benefits                    158,037      61,791      2,359      31,699      (9,313)    14,101

     Net Assets Available - Beginning of year    188,534      64,378     27,465     120,937     155,892     42,898
                                               _________   _________   ________   _________   _________   ________
     Net Assets Available - End of year        $ 346,571   $ 126,169   $ 29,824   $ 152,636   $ 146,579   $ 56,999
                                               =========   =========   ========   =========   =========   ========


(Table continued)

                                                 Small
                                               Capitali-   Inter-     S&P 500
                                                zation     national    Index      Loan
                                                 Fund       Fund        Fund      Fund       Total
                                               ________   ________   ________   ________   _________
     ADDITIONS
     Contributions:
         Participant payroll deductions        $  3,376   $  2,037   $  3,830   $    -     $  51,549
         Employer                                   -          -          -          -        22,313
                                               ________   ________   ________   ________   _________
     Total contributions                          3,376      2,037      3,830        -        73,862
                                               ________   ________   ________   ________   _________

     Interfund transfers                          2,158      1,939     12,300      5,846         -
     Interest income                              1,653          1      1,648      2,748      18,155
     Dividend income - net                          -          -          -          -         1,438
     Net appreciation in the fair
         value of investments                       389        811      5,048        -       248,406
                                               ________   ________   ________   ________   _________
     Total additions                              7,576      4,788     22,826      8,594     341,861
                                               ________   ________   ________   ________   _________

     DEDUCTIONS
     Withdrawals and terminations                   608        440        496        876      40,356
     Trustee fees and expenses                       22         12         27        -         1,528
                                               ________   ________   ________   ________   _________
     Total deductions                               630        452        523        876      41,884
                                               ________   ________   ________   ________   _________

     Net increase (decrease) in Assets
       Available for Plan Benefits                6,946      4,336     22,303      7,718     299,977

     Net Assets Available - Beginning of year    15,327      9,012     15,565     29,588     669,596
                                               ________   ________   ________   ________   _________
     Net Assets Available - End of year        $ 22,273   $ 13,348   $ 37,868   $ 37,306   $ 969,573
                                               ========   ========   ========   ========   =========

                                            PARKER RETIREMENT SAVINGS PLAN
                   ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS - INVESTMENT PROGRAMS
                                                  DECEMBER 31, 1996
                                                   (000's omitted)


                                                            Company     Fixed                  Contract
                                                   ESOP      Stock      Income      Equity      Income    Balanced
                                                   Fund       Fund       Fund        Fund        Fund       Fund
                                                _________   ________   ________   _________   _________   ________
      ADDITIONS
      Contributions:
          Participant payroll deductions        $     -     $  7,388   $  4,293   $  14,792   $  10,534   $  7,323
          Employer                                 19,703        -          -           -           -          -
                                                _________   ________   ________   _________   _________   ________
      Total contributions                          19,703      7,388      4,293      14,792      10,534      7,323
                                                _________   ________   ________   _________   _________   ________

      Transfers from other plans                      -          205         65         554         274        442
      Interfund transfers                          (1,378)    (5,915)    (2,330)     (8,798)    (17,673)    (2,097)
      Interest income                                 259         62      1,684           2       9,840         32
      Dividend income - net                            67      1,204        -           -           -          -
      Net appreciation (depreciation) in
          the fair value of investments            20,647      7,514       (652)     23,318         -        5,844
                                                _________   ________   ________   _________   _________   ________
      Total additions                              39,298     10,458      3,060      29,868       2,975     11,544
                                                _________   ________   ________   _________   _________   ________

      DEDUCTIONS
      Withdrawals and terminations                  6,957      2,911      1,424       4,289      16,604      1,610
      Interest expense                                290        -          -           -           -          -
      Trustee fees and expenses                       -            6        111         637         441        231
                                                _________   ________   ________   _________   _________   ________
      Total deductions                              7,247      2,917      1,535       4,926      17,045      1,841
                                                _________   ________   ________   _________   _________   ________

      Net increase (decrease) in Assets
        Available for Benefits                     32,051      7,541      1,525      24,942     (14,070)     9,703

      Net Assets Available - Beginning of year    156,483     56,837     25,940      95,995     169,962     33,195
                                                _________   ________   ________   _________   _________   ________
      Net Assets Available - End of year        $ 188,534   $ 64,378   $ 27,465   $ 120,937   $ 155,892   $ 42,898
                                                =========   ========   ========   =========   =========   ========


(Table continued)

                                                  Small
                                                 Capitali-  Inter-    S&P 500
                                                  zation   national    Index      Loan
                                                   Fund      Fund      Fund       Fund       Total
                                                ________   _______   ________   ________   _________
      ADDITIONS
      Contributions:
          Participant payroll deductions        $  3,988   $ 2,448   $  3,673   $    -     $  54,439
          Employer                                   -         -          -          -        19,703
                                                ________   _______   ________   ________   _________
      Total contributions                          3,988     2,448      3,673        -        74,142
                                                ________   _______   ________   ________   _________

      Transfers from other plans                     127        93        186        -         1,946
      Interfund transfers                         10,432     5,871     10,256     11,632         -
      Interest income                                -           1        160      1,809      13,849
      Dividend income - net                          -         -          -          -         1,271
      Net appreciation (depreciation) in
          the fair value of investments              881       665      1,440        -        59,657
                                                ________   _______   ________   ________   _________
      Total additions                             15,428     9,078     15,715     13,441     150,865
                                                ________   _______   ________   ________   _________

      DEDUCTIONS
      Withdrawals and terminations                    88        60        100        435      34,478
      Interest expense                               -         -          -          -           290
      Trustee fees and expenses                       13         6         50        -         1,495
                                                ________   _______   ________   ________   _________
      Total deductions                               101        66        150        435      36,263
                                                ________   _______   ________   ________   _________

      Net increase (decrease) in Assets
        Available for Benefits                    15,327     9,012     15,565     13,006     114,602

      Net Assets Available - Beginning of year       -         -          -       16,582     554,994
                                                ________   _______   ________   ________   _________
      Net Assets Available - End of year        $ 15,327   $ 9,012   $ 15,565   $ 29,588   $ 669,596
                                                ========   =======   ========   ========   =========

                                                  PARKER RETIREMENT SAVINGS PLAN
                                   ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               FOR THE YEAR ENDED DECEMBER 31, 1997

 Identity of issue, borrower, lessor,      Description of investment including maturity date,                          Current
           or similar party               rate of interest, collateral, par, or maturity value           Cost           value
_____________________________________   _________________________________________________________   _____________   _____________
Employee Benefits Money Market
    Fund                                Cash and cash equivalents                                   $  10,351,068   $  10,351,068
Parker Hannifin Corporation             10,357,909 Common Shares                                      162,976,655     475,169,075
AIM                                     844,330 units of AIM Constellation Fund                        22,280,588      22,273,435
Capital Guardian                        676,172 units of Capital Guardian Intl Equity Fund             12,672,747      13,347,629
Seven Seas                              1,926,160 units of Seven Seas S&P 500 Index Fund               32,941,896      37,868,307
Key Bank                                257,380 units of Employee Benefits Fixed Income Fund           20,082,844      23,235,321
Key Bank                                451,757 units of Employee Benefits Value Equity Fund           92,875,012     186,357,572
Participant Loans                       Participant loans - variable interest rates                    37,306,280      37,306,280

U.S. Government Securities:
___________________________
Federal Home Loan Mortgage Corp.        6% due 06-01-2009                                                 260,677         268,258
Federal Home Loan Mortgage Corp.        7% due 12-01-2026                                                 683,611         688,286
Federal Home Loan Mortgage Corp.        7% due 12-01-2027                                                 710,977         713,186
Federal Home Loan Mortgage Corp.        6.5% due 12-01-2010                                               286,496         294,781
Federal Home Loan Mortgage Corp.        8% due 09-01-2017                                                 430,573         435,588
Federal Home Loan Mortgage Corp.        6.5% due 07-01-2010                                                92,233          94,901
Federal Home Loan Mortgage Corp.        6.24% due 10-06-2004                                              362,452         369,676
Federal Home Loan Mortgage Corp.        5.9% due 10-10-2002                                               556,786         559,126
Federal Home Loan Mortgage Corp.        6.56% due 12-10-2007                                              300,000         301,593
Federal Home Loan Mortgage Corp.        7% due 11-01-2027                                                 167,890         169,016
GNMA                                    7.5% due 9-15-2021                                              1,014,584       1,018,663
GNMA                                    7% due 01-15-2024                                                  70,520          72,537
GNMA                                    7.5% due 01-15-2027                                               151,437         151,483
GNMA                                    7.5% due 02-15-2027                                               185,998         186,623
GNMA                                    8% due 08-15-2027                                                 162,734         163,056
GNMA                                    8% due 06-15-2027                                                 145,808         146,060
GNMA                                    7.5% due 07-15-2027                                               135,244         135,699
GNMA                                    7.5% due 07-15-2027                                               106,083         106,115
GNMA                                    8% due 10-15-2027                                                 285,047         285,646
GNMA                                    7.5% due 08-15-2027                                               140,899         140,941
GNMA                                    7.5% due 10-15-2027                                               184,498         185,119
GNMA                                    7.5% due 8-15-2027                                                 98,454          98,785
GNMA                                    7.5% due 8-15-2027                                                107,145         107,177
GNMA                                    7.5% due 12-15-2027                                               508,894         510,136
GNMA                                    9% due 6-15-2022                                                  337,790         341,542
GNMA                                    8% due 7-15-2017                                                  439,990         440,575
GNMA                                    7.5% due 12-15-2025                                               661,654         662,558
United States Treasury Bonds            6.5% due 11-15-2026                                             2,855,519       2,919,613
United States Treasury Bonds            6.375% due 8-15-2027                                              282,348         289,955
United States Treasury Notes            5% due 1-31-1999                                                  846,930         848,398
United States Treasury Notes            6.375% due 3-31-2001                                              431,531         435,006
United States Treasury Notes            6.625% due 3-31-2002                                               15,434          15,488
United States Treasury Notes            6% due 8-15-2000                                                  467,979         468,343
United States Treasury Notes            6.125% due 8-15-2007                                              151,875         154,172
                                                                                                    _____________   _____________
Total U.S. Govt. Securities                                                                            13,640,090      13,778,101

Continued on next page

                                                               - 15 -

                                                  PARKER RETIREMENT SAVINGS PLAN
                               ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, continued
                                               FOR THE YEAR ENDED DECEMBER 31, 1997

 Identity of issue, borrower, lessor,      Description of investment including maturity date,                          Current
           or similar party               rate of interest, collateral, par, or maturity value           Cost           value
_____________________________________   _________________________________________________________   _____________   _____________

Corporate Debt Instruments:
___________________________
Applied Materials Inc                   Senior NT 6.75% due 10-15-2007                                    100,179         100,386
Archer Daniels Midland                  Bond 6.75% due 12-15-2027                                         197,744         200,346
Bankers Trust NY Corp                   Med Term Note due 6.7% 10-1-2007                                  274,299         274,508
Chase Manhattan Auto Owner              ABS 5.95% due 11-15-2000                                          348,359         349,563
Chase Manhattan Auto Owner              ABS 6.25% due 11-15-2000                                          349,836         350,875
Chesapeake & Potomac Telephone          Deb 8.375% due 10-01-2029                                       1,574,833       1,609,777
Citicorp                                Note 5.625% due 02-15-2001                                        979,100         984,080
Commercial Credit                       Note 6.75% due 05-15-2000                                         504,760         505,845
Copelco Capital FDG Corp                ABS 6.74% due 4-20-2005                                           349,921         352,844
Dr Invts                                Note 7.1% due 5-15-2002                                           274,843         281,828
EQCC Home Equity Loan Tr                ABS 6.41% due 12-15-2004                                          179,972         180,338
First Union - Lehman Bros Coml          Note 7.38% due 4-18-2007                                          252,463         264,453
Ford Motor Credit Corporation           Note 6.25% due 02-26-1998                                       1,000,640       1,000,260
Gannett Incorporated                    Notes 5.85% due 05-01-2000                                        466,500         497,830
General Electric Company                Deb 7.875% due 09-15-1998                                         509,050         506,495
Lehman Bros Holdings Inc                Note 7.625% due 7-15-1999                                       1,022,090       1,019,350
Liberty Mutual Ins Co                   Note 8.2% due 5-4-2007                                            327,644         332,475
Lockheed Martin                         Note 7.25% due 05-15-2006                                         499,530         524,045
Lockheed Martin                         Deb 7.2% due 5-1-2036                                             149,702         162,558
Loews Corp                              Note 6.75% due 12-15-2006                                         176,624         176,230
Merrill Lynch Mtg Invs Inc              CMO 7.12% due 6-18-2029                                           201,938         208,500
Nationsbank Credit Card                 CMO 6% due 12-15-2005                                             173,995         173,413
Phillip Morris Company Inc              Note 6.375% due 01-15-1998                                        868,904         850,017
Premier Auto                            ABS 6.35% due 4-6-2002                                            349,560         351,859
Railcar                                 ABS 7.75% due 6-1-2004                                            341,028         348,153
Service Corp International              Note 6.375% due 10-01-2000                                        998,540       1,001,820
Lehman Large Loan                       CMO 6.79% due 6-12-2004                                           454,629         458,248
Money Store Home Equity                 ABS 7.5% due 1-15-2026                                            412,080         415,804
Tele Communications Inc                 Note 8.25% due 1-15-2003                                          105,844         106,789
Time Warner Inc                         Deb 8.11% due 8-15-2006                                           420,531         433,040
Toyota Auto Rec                         ABS 6.45% due 4-15-2002                                           288,043         289,305
USX Marathon Group                      Note 7.2% due 2-15-2004                                           803,880         825,304
Western Resources Inc                   Note 6.875% due 8-01-2004                                         299,679         304,482
                                                                                                    _____________   _____________
Total Corporate Debt Instruments                                                                       15,256,740      15,440,820

Continued on next page

                                                               - 16 -

                                                  PARKER RETIREMENT SAVINGS PLAN
                               ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, continued
                                               FOR THE YEAR ENDED DECEMBER 31, 1997

 Identity of issue, borrower, lessor,      Description of investment including maturity date,                          Current
           or similar party               rate of interest, collateral, par, or maturity value           Cost           value
_____________________________________   _________________________________________________________   _____________   _____________

Investment Contracts:
_____________________
Business Mens Assurance Co              6.9% due 10-01-2001                                             3,051,438       3,051,438
Caisse Des Depots ET Consignations      5.44% due 12-26-2000                                            3,340,236       3,340,236
Caisse Des Depots ET Consignations      6.51% due 1-15-2002                                             4,053,575       4,053,575
Capital Holding Corp                    5.91% due 07-15-2000                                            2,997,684       2,997,684
Commonwealth Life Insurance             5.47% due 10-25-2004                                           10,004,734      10,004,734
Commonwealth Life Insurance             6.648% due 08-08-1999                                           9,993,080       9,993,080
Confederation Life                      9.29% due 02-23-1995                                               69,977          69,977
Metropolitan Life                       6.75% due 11-14-2000                                            2,546,523       2,546,523
New York Life Insurance Co              7.15% due 09-15-1998                                            2,552,400       2,552,400
New York Life Insurance Co              5.8% due 11-15-1999                                             6,239,740       6,239,740
Ohio National Life                      7.12% due 6-15-2002                                             3,205,737       3,205,737
Principal Mutual Life Insurance Co      5.45% due 06-15-1999                                            4,946,631       4,946,631
Protective Life Insurance Co            6.89% due 9-15-2002                                             4,222,854       4,222,854
Safeco Life Insurance Co                7.04% due 12-15-2002                                            3,647,165       3,647,165
Safeco Life Insurance Co                6.49% due 11-15-2002                                            2,540,007       2,540,007
Union Bank Switzerland                  6.64% due 08-15-1999                                           10,017,762      10,017,762
Union Bank Switzerland                  5.9271% due 03-25-2000                                         10,304,524      10,304,524
Bankers Trust                           Basic Contract # 94-773  7.74% due 04-07-1999                   2,013,100       2,013,100
Bankers Trust                           Synthetic GIC  No maturity  Floating rate                      48,093,253      48,093,253
Bankers Trust                           FL RT% due 03-25-1999                                             507,215         507,215
Bankers Trust                           Contract # 92-286  7.204998% due 11-15-1998                       249,407         249,407
Transamerica                            Occidental Life # 76524  8.12% due 11-07-1998                   2,521,452       2,521,452
Transamerica                            Synthetic GIC # 76554  FL RT% due 6-15-2000                     2,997,940       2,997,940
                                                                                                    _____________   _____________
Total Investment Contracts                                                                            140,116,434     140,116,434
                                                                                                    _____________   _____________
Total Assets Held for Investment                                                                    $ 560,500,354   $ 975,244,042
                                                                                                    =============   =============

                                       THE PARKER RETIREMENT SAVINGS PLAN
                                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                                      FOR THE YEAR ENDED DECEMBER 31, 1997

The following schedule represents Plan transactions or series of transactions in excess of 5% of current value of Plan assets for the year ended
December 31, 1997.



                                     # of          Purchase                        Cost of
Description                      Transactions       Price          Proceeds         Asset        Gain or loss
Key Trust Employee
   Benefits Money Market            557        $ 155,369,893

Key Trust Employee
   Benefits Money Market            520                          $ 156,822,239   $ 156,822,239     $    -

Parker Hannifin Corp Common          61           40,757,938

Parker Hannifin Corp Common          36                             13,143,540       5,203,082       7,940,458

Employee Benefit Value
   Equity Fund                      253           29,110,737

Employee Benefit Value
   Equity Fund                      268                             36,003,710      18,870,538      17,133,172



NOTE: There is no separate determination of expenses related to the above transactions.

                                  SIGNATURE


    Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                  PARKER RETIREMENT SAVINGS PLAN



                                  BY: Michael J. Hiemstra
                                      Michael J. Hiemstra
                                      Vice President-Finance & Administration
                                      & Chief Financial Officer
                                      Parker-Hannifin Corporation


June 26, 1998